Exhibit 99.4

TSX:  JE; NYSE: JE
•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports First Quarter Fiscal 2014Results

Record new customer additions of 372,000 increases 6% year over year
Customer base increases 9% and future embedded margin increases 12% year over year
Gross margin increases 5% versus Q1 F2013
Base EBITDA increases 53% year over year, in line with guidance
Base Funds from operations increases $12.2 million

TORONTO, ONTARIO - - August 8, 2013- -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced results for its first quarter of fiscal 2014.

Key 1Q Highlights:

•	Record energy customer additions of 364,000, increased 8% year over year

•	Strong National Home Services growth with quarterly installs of 8,000 units, bringing the installed base to 243,000 at June 30, 2013, an increase of 37% year over year

•	Total customer base growth to 4.5 million, increased 9% year over year

•	Gross Margin of $119.4 million, increased 5% year over year

•	Embedded Gross Margin of $2.3 billion, increased 12% year over year

•	Base EBITDA from continuing operations of $29.1 million, increased 53% year over year. Payout ratio on Base EBITDA of 106% reduced from 234% in fiscal 2013

•	Base funds from continuing operations of $13.3 million, increased from $1.1 million in fiscal 2013

•
Loss per diluted Share1from continuing operations of $0.28 down from earnings per diluted share of $2.00 in the same period of last year. Trailing twelve month Earnings per Share1 of $1.59 from continuing operations

First quarter results are consistent with the Company’s published guidance of $220 million in fiscal 2014 Base EBITDA from continuing operations.

1Loss for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses

For the three months ended June 30	F2014	F2013
($ millions except per share)
Sales	$746.1	$657.3
Gross margin	119.4	113.7
General and administrative	36.0	33.8
Financing costs	22.5	16.3
Base EBITDA from continuing operations	29.1	19.0
Base Funds from Operations	13.3	1.1
Profit (loss) from continuing operations	(39.8)	332.5
Profit (loss) from discontinued operations	(2.2)	(3.9)
Profit (loss)	(41.9)	328.6
Dividends/distributions	30.8	44.4
Payout ratio – Base EBITDA from continuing operations	106%	234%
Payout ratio – Base Funds from continuing operations	231%	NMF1
Energy customers (RCEs)	4,302,000	3,977,000
Home Services customers (installed units)	243,000	177,000
Total number of customers (RCEs and installed units)	4,545,000	4,154,000
1Not a meaningful number

Commenting on the quarterly results, CEO Ken Hartwick stated: “We are pleased with our ability to deliver strong first quarter results that solidly place us on a path to achieve our provided guidance of $220 million in EBITDA for fiscal 2014 up from $175.1million in fiscal 2013.  During the quarter, customer additions reached the highest level ever seen in a quarter by Just Energy. Annual energy customer attrition was 12%, down from 13% a year ago, and renewals were 70%, which is in our target.

To meet our guidance for fiscal 2014, the Company would have to continue to benefit from: (1) Customer aggregation of more than 1 million annual additions; (2) Continuation of the trend of steady decline in attrition rates with renewals at target levels; (3) Reduction in administrative cost run rate despite the higher number of customers; and, (4) Significantly lower selling and marketing expense as we increasingly utilize lower cost channels to aggregate customers.

Consistent with prior years and due to seasonality, our first quarter is our least profitable. That said, the trend in all these key factors shows we are on pace to realize our growth guidance.”

Going forward, we not only have to grow our business but also reduce our costs. The first quarter shows clear progress to that end, demonstrated by a reduction of administrative costs which were $36.0 million down from $36.7 million in the fourth quarter, despite the growth in our customer base. Selling and marketing costs were also down 10% year-over-year despite the record number of customer additions. Simply put, we remain committed to achieving long-term growth and we are in a solid position to meet our guidance after an excellent first quarter.”

Executive Chair Rebecca MacDonald added: “I am very pleased with the 53% growth in Base EBITDA we were able to achieve in the first quarter and I believe this is evidence that Just Energy is a growing company underpinned by solid business fundamentals.  As we continue into the higher consumption quarters, we can build upon this positive trend and deliver for our loyal shareholders. It is extremely noteworthy that our team was able to combine record customer additions with significant cost cutting without sacrificing growth opportunities. The results of this performance are clearly reflected in our financials and we look forward to a continuation of this growth in quarters to come.”

First Quarter Operating Performance

The first quarter financial results benefited from the meaningful growth the Company has experienced over the past year and the record number of customer additions signed during the quarter.

Growth

Customer additions in the first quarter were 372,000, up 6% from fiscal 2013 and the highest total registered in Just Energy’s history. The overall customer base, including National Home Services (“NHS”) installations, grew to 4.5 million, up 9% from a year earlier.

New additions were solid in all segments of the business led by 193,000 new commercial customers, up 10% from the 176,000 added in the first quarter of fiscal 2013. Consumer additions totaled 171,000, a 6% increase from 162,000 added in the prior comparable quarter. NHS saw a 37% year over year growth in total installations growing to 243,000 customers.

The Company maintains its focus on the preservation and profitability of the energy customer base. A total of 284,000 customers were lost during the quarter and replaced by new additions. This compares to 231,000 lost a year earlier and 234,000 lost in Q4.

In addition to the 364,000 new energy marketing customers added, a further 334,000 customers renewed their contracts during the quarter.  The Company’s traditional sales force was augmented by strong results from telemarketing, internet sales and network marketing. Traditional door-to-door marketing accounted for 35% of first quarter consumer and commercial energy marketing additions, while non-door-to-door channels contributed the remaining 65%. Prior to the acquisition of Hudson Energy in fiscal 2011, the vast majority of new customers were signed door-to-door. These figures provide clear evidence of the success of the Company’s efforts to diversify its sales efforts. With the opening of new markets such as the U.K., Just Energy’s sales capacity remains at its highest level in history.

Customer Aggregation
	April1,			Failed to	June 30,	% increase	June 30,	% increase
	2013	Additions	Attrition	renew	2013	(decrease)	2012	(decrease)
Consumer Energy
Gas	791,000	52,000	(45,000)	(13,000)	785,000	(1)%	826,000	(5)%
Electricity	1,198,000	119,000	(74,000)	(36,000)	1,207,000	1%	1,173,000	3%
Total Consumer	1,989,000	171,000	(119,000)	(49,000)	1,992,000	0%	1,999,000	0%
Commercial Energy
Gas	207,000	14,000	(2,000)	(6,000)	213,000	3%	280,000	(24)%
Electricity	2,026,000	179,000	(24,000)	(84,000)	2,097,000	4%	1,698,000	23%
Total Commercial	2,233,000	193,000	(26,000)	(90,000)	2,310,000	3%	1,978,000	17%
Total Energy Marketing	4,222,000	364,000	(145,000)	(139,000)	4,302,000	2%	3,977,000	8%
Home Services
Water heaters	217,000	7,000	-	-	224,000	3%	165,000	36%
Air Conditioners/ Furnaces	18,000	1,000	-	-	19,000	6%	12,000	58%
Total installs	235,000	8,000	-	-	243,000	3%	177,000	37%
Combined Total	4,457,000	372,000	(145,000)	(139,000)	4,545,000	2%	4,154,000	9%

The attrition rate was12% on a trailing 12-month basis, down from 13% in the prior period, with Consumer division U.S. markets slightly higher and Commercial division U.S. markets lower. Canadian attrition was down slightly for both energy marketing divisions. Overall attrition remains at target levels.

Renewal rates were 70% on a trailing 12-month basis, also at target levels. Consumer energy renewals were at 75% while the Commercial energy renewals were at 65%, lower than target due to the loss of a single, large low margin U.S. gas customer during the trailing 12 months.72% of Company’s customers are in the United States. Management believes that there is an opportunity for further improvement in renewal rates, however, commercial renewal rates can be volatile on a quarter to quarter basis.

Profitability

Operating profits rose sharply during the quarter. Gross margin for the quarter was $119.4 million, up 5% from $113.7 million in fiscal 2013. Base EBITDA from continuing operations was $29.1 million, up 53% from $19.0 million in the prior comparable period. Base Funds from continuing operations were $13.3 million, up from $1.1 million a year earlier. Given that the first quarter is the lowest consumption quarter of the year, Base EBITDA from continuing operations remains well on track to meet the Company’s published guidance of $220 million for the year. The increase in Base Funds from Operations is consistent with the Company’s goal to reduce its payout ratio below 100% for fiscal 2014.

The following factors drove quarterly profitability:

•
The 9% year over year growth in customers led to a 5% increase in margin. This disparity is due a 17% year over year increase in lower margin Commercial division customers while higher margin Consumer division customers remained effectively flat.

•
Despite the flat Consumer customer base, Consumer marginrose4% as the Company had minimal utility reconciliations in fiscal 2014 compared to the previous year as the prior winter consumption was normal.

•
Commercial division margins declined 6% despite a 17% increase in customers. Realized prices on new and renewed customers were $66 per year versus $80 on customers lost during the period. The lower margins are a function of aggressive competition in U.S. markets. While less profitable than in the past, commercial customers continue to generate margins more than double annual aggregation costs ensuring a continued high level of profitability within the business segment.

•	Home Services division margins rose 53% reflecting 37% growth in installations and contractual price increases.

•
Selling and marketing costs declined 10% versus the first quarter of fiscal 2013. Despite record customer additions and renewals, selling costs declined due to the use of lower cost aggregation channels.  In particular, the Momentis network marketing operation completed its build-out of the independent representatives in fiscal 2013 and is no longer a drain on cash flow.

•
Administrative costs per customer were an annual $31.70 down from $32.58 a year earlier. Management believes that this measure will fall to the $30 range as new markets like the U.K. and new channels like Momentis begin to reach their potential.

•	Bad debt amounted to 2.2% of relevant sales, down from 2.4% in the first quarter of fiscal 2013.

•
Financing costs were $22.5 million for the quarter, up from $16.3 million in the prior comparable period. The increase reflects inclusion of the new $105 million unsecured debentures, additional funding for the Home Services and Solar divisions and higher drawings on the working capital line of credit as a result of our accelerated growth levels.

Past growth expenditures have created clear tangible long term value for shareholders. Management believes that embedded gross margin is a key measure of this value.  Embedded margin is an estimate of cash flow from existing contracts based on the spread between contract price and underlying supply. The table below shows the increase in this value over the quarter and the last year.

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	June vs.	As at	2013 vs.
	June 30,	March 31,	March 2013	June 30,	2012
	2013	2013	variance	2012	variance
Energy marketing1	$1,711.7	$1,671.3	2%	$1,622.5	5%
Home Services	628.9	597.6	5%	465.7	35%
Total embedded gross margin	$2,340.6	$2,268.9	3%	$2,088.2	12%
1Energy marketing also includes embedded gross margin related to HES.

Dividend Policy
Dividends were $0.21 per share in the quarter.  Payout ratio on Base EBITDA fell to 106% from 234% a year ago. Based on results to date, management believes that the payout ratio on Base Funds from continuing operations will be less than 100% for fiscal 2014, down from 184% in fiscal 2013. In changing the dividend for fiscal 2014, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities.  The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to a target range of 3.5 to 4.0 times by the end of fiscal 2016.

Outlook
The Company’s published guidance calls for $220 million in base EBITDA for fiscal 2014 up from the $175.1 million realized in fiscal 2013. Results to date are consistent with this level of growth, although investors should note that the first quarter is the lowest consumption quarter of the year and that results from later quarters will be more meaningful in defining the year’s growth.

Another quarter showing double digit growth in year over year embedded future margin also gives management continued confidence in that, as this margin is realized, results should be consistent with forecast.

“We committed major expenditures in fiscal 2013 to form the base for the growth expected this year. While the first quarter does not define the year, our 53% growth in base EBITDA is evidence that record customer growth is flowing to the bottom line.” Hartwick said, commenting on the outlook for the Company. “Last year we opened ten new utility territories with the associated higher administrative cost. As is normally the case in the first year of a new market, these costs were not offset by customer cash flow. This year we plan to open only one new territory and all ten of the markets opened last year will begin to be cash flow positive. The result of this will be the growth in Base EBITDA and Base Funds from operations consistent with our guidance.”

Earnings Call

The Company will host a conference call and live webcast to review the first quarter results beginning at 8:30 AM eastern daylight time on Friday August 9, 2013 followed by a question and answer period. Those who wish to participate in the conference call may do so by dialing 1-855-410-0553 and entering pass code 900278#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=657345&s=1&k=E29A515B84E06147FFF9DD57FFBEB6DB

About Just Energy Group Inc. Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves close to 4.5 million RCEs (2 million residential and commercial customers) through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

Just Energy is pleased to announce that all of the nominees listed in the management proxy circular dated May 17, 2013 were elected as directors of Just Energy at the company's Annual and Special Meeting of Common Shareholders which was held on June 26, 2013 in Toronto, Ontario. All of the nominees already served as directors of Just Energy, except for Mr. Perlman, who was a new nominee.

Each of the directors was elected by a majority of the votes cast by shareholders present or represented by proxy at the meeting. The results of the vote are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John A. Brussa	52,023,183	82.53%	11,008,513	17.47%
Gordon D. Giffin	55,128,482	87.46%	7,903,214	12.54%
Ken Hartwick	55,030,403	87.31%	8,001,294	12.69%
Michael J.L. Kirby	61,519,175	97.60%	1,512,522	2.40%
Rebecca MacDonald	60,772,662	96.42%	2,259,035	3.58%
Hugh D. Segal	61,993,568	98.35%	1,038,128	1.65%
Brett A. Perlman	62,000,640	98.36%	1,031,057	1.64%
George Sladoje	62,107,740	98.53%	923,956	1.47%

Final voting results on all matters voted on at the meeting are available on SEDAR at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
Phone: (617) 897-1532
Michael.Cummings@FTIConsulting.com